UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HPX Corp.
(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G32219118**

(CUSIP Number)

July 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** (See Item 2(e))

CUSIP: G32219118 Page 2 of 10
1	NAMES OF REPORTING PERSONS Sharp Capital Gestora de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.50%
12	TYPE OF REPORTING PERSON CO

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A Shares (as defined herein) reported to be outstanding in the Current Report on Form 8-K filed by the Issuer (as defined herein) on July 21, 2020.

CUSIP: G32219118 Page 3 of 10
1	NAMES OF REPORTING PERSONS Ivan Guetta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.50%
12	TYPE OF REPORTING PERSON IN; HC

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A Shares reported to be outstanding in the Current Report on Form 8-K filed by the Issuer on July 21, 2020.

CUSIP: G32219118 Page 4 of 10
1	NAMES OF REPORTING PERSONS SHP Fund SPC - Long Short Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,226,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,226,400
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A Shares reported to be outstanding in the Current Report on Form 8-K filed by the Issuer on July 21, 2020.

CUSIP: G32219118 Page 5 of 10
1	NAMES OF REPORTING PERSONS SHP Fund SPC - Value Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 497,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 497,900
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.97%
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A Shares reported to be outstanding in the Current Report on Form 8-K filed by the Issuer on July 21, 2020.

CUSIP: G32219118 Page 6 of 10
1	NAMES OF REPORTING PERSONS SHP Fund SPC - Long Biased Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 425,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 425,700
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.68%
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 is based on the 25,300,000 Class A Shares reported to be outstanding in the Current Report on Form 8-K filed by the Issuer on July 21, 2020.

CUSIP: G32219118 Page 7 of 10
Item 1.

(a)	Name of Issuer: HPX Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
United States

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

i.	Sharp Capital Gestora de Recursos Ltda. (the “Investment Manager”);
ii.	Ivan Guetta (“Mr. Guetta”);
iii.	SHP Fund SPC - Long Short Segregated Portfolio (“SHP Fund Long Short”);
iv.	SHP Fund SPC - Value Segregated Portfolio (“SHP Fund Value”); and
v.	SHP Fund SPC - Long Biased Segregated Portfolio (“SHP Fund Long Biased” and, together with SHP Fund Long Short and SHP Fund Value, the “Funds”).

The Investment Manager acts as investment manager to, and exercises investment discretion with respect to the Class A Shares owned by, the Funds. Mr. Guetta serves as Chief Executive Officer, Chief Investment Officer, director and control person of the Investment Manager. The Investment Manager, Mr. Guetta and the Funds are sometimes collectively referred to as the “Reporting Persons.”

(b)	Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

Borges de Medeiros Avenue, Number 633, Office Number 202
Rio de Janeiro, 22430-041
Brazil

(c)           Citizenship: See Item 4 of each cover page.

(d)          Title of Class of Securities: Class A ordinary shares, $0.0001 par value per share (“Class A Shares”).

(e)           CUSIP No.: As of the date of this Schedule 13G, the Issuer’s Class A Shares do not have a CUSIP number. The CUSIP number for the Issuer’s units is G32219118.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a)          Amount beneficially owned: See Item 9 of each cover page.

(b)          Percent of class: See Item 11 of each cover page. Calculated based on the 25,300,000 Class A Shares reported to be outstanding in the Current Report on Form 8-K filed by the Issuer on July 21, 2020.

(c)          Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

CUSIP: G32219118 Page 8 of 10

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

The Investment Manager and Mr. Guetta may be deemed to beneficially own the Class A Shares held by the Funds by virtue of the Investment Manager serving as the Funds’ investment manager and Mr. Guetta serving as control person of the Investment Manager. The filing of this Schedule 13G shall not be construed as an admission that either the Investment Manager or Mr. Guetta is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Class A Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP: G32219118 Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2020

SHARP CAPITAL GESTORA DE RECURSOS LTDA.

By:	/s/ Ivan Guetta
Name:	Ivan Guetta
Title:	CIO/CEO

IVAN GUETTA

By:	/s/ Ivan Guetta
Name:	Ivan Guetta

SHP FUND SPC - LONG SHORT SEGREGATED PORTFOLIO

By:	/s/ Ivan Guetta
Name:	Ivan Guetta
Title:	CIO/CEO

SHP FUND SPC - VALUE SEGREGATED PORTFOLIO

By:	/s/ Ivan Guetta
Name:	Ivan Guetta
Title:	CIO/CEO

SHP FUND SPC - LONG BIASED SEGREGATED PORTFOLIO

By:	/s/ Ivan Guetta
Name:	Ivan Guetta
Title:	CIO/CEO

CUSIP: G32219118 Page 10 of 10

EXHIBIT INDEX

Exhibit Number	Title
99.1	Joint Filing Agreement